FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NEWS RELEASE	ELD No. 05-14
TSX: ELD AMEX: EGO	September 20, 2005

Eldorado Drills Copper/Gold Mineralization in Turkey

115 meters @ 0.8 g/t Au and 0.82 % Cu

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to announce initial drill results from the AS Project (the “Project”).  Eldorado holds 50% of this project as part of a joint venture agreement in western Turkey.

Work on the Project began in 2001 as a result of a reconnaissance program utilizing satellite imagery to define hydrothermal alteration (similar to the technique used to discover Kisladag).  This was followed up by stream sediment sampling in 2002 and soil geochemical sampling and regional mapping in 2003 and 2004.  In 2005, a road cut was constructed through the heart of the gold geochemical anomaly to allow more detailed mapping and sampling (see Figure 1).

Gold and copper mineralization is associated with disseminated and vein pyrite with bornite, chalcocite, and minor chalcopyrite hosted in potassically and argillically altered porphyritic rocks.

The work has also uncovered a zone of molybdenum mineralization.  Potentially economic grades (up to 0.08% Mo) were returned from road cut sampling this year.

The presence of extensive copper soil geochemical anomalies several hundred meters away from the gold anomalies indicates that base metal mineralization may be much more extensive than was first thought.  Some of these soil anomalies will be tested during the current RC drilling campaign.

The current drilling program consists of both rotary and reverse circulation drilling.  Both drills are owned by Tüprag Metal Madencilik Sanayi ve Ticaret Limited, Eldorado’s 100% wholly owned subsidiary.   Drilling began with the smaller rotary drill (depth capacity approximately 50 meters) but once the initial assays were obtained the larger RC drill (depth capacity approximately 145 meters) was mobilized.  Our plan is to drill 1,800 meters of rotary and 2,800 meters of reverse circulation followed by an initial 1,200 meters of diamond drilling commencing early in Q4 2005.

The following table (Table 1) shows the results from the initial drillholes.  Please refer to Figure 2 for hole locations.

Table 1 Initial Drill Results

	Hole #	From	To	Interval (meters)	Au g/t	Cu%	Type

	AS-01*	0	50	50	0.68	0.65	Rotary
Including	AS-01	30	50	20	0.67	1.06	Rotary
	AS-02	8	48	40	0.19	0.55	Rotary
	AS-03	8	24	16	0.14	0.44	Rotary
	AS-04	12	28	16	0.24	0.47	Rotary
	AS-05	12	50	38	0.14	0.60	Rotary
	AS-06	36	45	9	0.08	0.26	Rotary
	AS-07	30	50	20	0.05	0.12	Rotary
	AS-08	0	40	40	0.03	0.01	Rotary
	AS-09	0	50	50	0.77	0.86	Rotary
Including	AS-09	18	48	30	0.96	1.06	Rotary
	AS-10	2	40	38	0.52	0.46	Rotary
	AS-11	0	40	40	0.68	0.41	Rotary
	AS-12	6	22	16	0.12	0.43	Rotary
	AS-13	0	115	115	0.80	0.82	RC
Including	AS-13	32.5	102.5	70	0.96	1.13	RC
	AS-14	0	90	90	0.22	0.38	RC
Including	AS-14	15	67.5	52.5	0.26	0.53	RC
	AS-14	90	147.5	57.5	Pending	Pending	RC

*     Hole AS-13 twinned and deepened the mineralization in hole AS-01.
**   Widths measured are down the hole. True widths has not been determined.

Norm Pitcher, Chief Operating Officer commented, “We are obviously very encouraged at these initial results from what may be an extensive gold-copper system.  We look forward to the commencement of the diamond drilling program at the Project which will give us a better handle on the extent and nature of the mineralized system.  Congratulations to our exploration teams both in Turkey and Vancouver, who have once again demonstrated the value of grass roots exploration.”

Norman Pitcher, P. Geo., Chief Operating Officer is the qualified person responsible for the technical disclosure in this press release.  Samples are prepared at Eldorado’s facility in Turkey and assayed at the ALS Chemex facility in Vancouver.  Analysis is done on reverse circulation cuttings using fire assay (AA finish) for gold, and multi-acid digestion and ICP for copper.  Prepared standard, blank and field duplicate samples are inserted prior to sample preparation to monitor the quality control of the assay data.

Eldorado Gold Corporation is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed under the Company’s name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of  mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 1E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form, Form 40-F dated March 30, 2005 for the fiscal year ended December 31, 2004.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business - Risk Factors” in the Company’s Annual Information Form and Form 40F dated March 30 ,2005 for the fiscal year ended December 31, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

             1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

AS PROJECT

Gold and Copper Soil Anomalies Plus Road Cut Sampling

(figure1)

Copper Anomalies
500 ppm Cu
250 ppm Cu
100 ppm Cu
Roads
Gold Anomalies
>50 ppb
>25 ppb
>10 ppb
4265500 mN
4265000 mN
4264500 mN
266000 mE
266500 mE
267000 mE
267500 mE
268000 mE
268500 mE
0 100 200
meters
40 m @
0.4 ppm Au
42 m @
0.96 ppm Au
90 m @
0.90 ppm Au
Coincidental
copper anomaly
>100 ppm

AS PROJECT

Drill Hole Location Plan

(figure 2)

N
AS-08
AS-07
AS-06
AS-04
AS-05
AS-03
AS-02
AS-14
4265000 mN
AS-01
AS-13
AS-11
AS-09
AS-10
AS-12
0 50 100
meters
267500 mE
268000 mE
268500 mE
4264500 mN
Completed drill holes
Roads
Planned RC hole
Planned rotary hole